CAROLINA INVESTMENT PARTNERS

LIMITED PARTNERSHIP

4000 BLUE RIDGE ROAD

RALEIGH, NORTH CAROLINA 27612

May 5, 2005

Mr. Jorge L. Bonilla

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Bonilla:

This letter is in response to your letter dated April 22, 2005 in which you request additional information regarding the December 31, 2004 financial statements and related disclosures for Carolina Investment Partners, Limited Partnership (File No. 000-15571). I understand that the company is responsible for the adequacy and accuracy of the disclosures in the filings with the Securities and Exchange Commission and that staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings. Furthermore, the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Statement of Cash Flows, page F-5

In September 1996, the company sold approximately 10.9 acres of the Wellington Parcel, which resulted in significant cash flow from its operations. In the fourth quarter of 1996, a distribution was made to the partners of the net sales proceeds less funds reserved for future operations.

During 1997 and 1998, there were several more sales of smaller tracts of the Wellington Parcel by the company. These sales created a significant cash balance and in the second quarter of 1998, a distribution was made to the partners.

Both of these distributions were originally reported as a financing activity in the statement of cash flows. When the outstanding checks became void on the face of the check based on the age (generally 90 days after issuance), the amount of the checks that remained outstanding was reclassified as a payable to the limited partners. Efforts have been ongoing to locate the limited partners whom have not cashed their distribution checks and to reissue a replacement check to them.

The statement of cash flows for the year ended December 31, 2004 reports the change in the payable, which is a result of reissuing replacement checks to certain limited partners, as an operating activity. To show this as a financing activity would have been inappropriate since this was not an actual distribution, but rather a decrease in the liability during the year.

Note (2) Basis of Presentation, page F-6

A disclosure was made with respect to the company’s ability to continue as a going concern for a reasonable period of time (one year beyond the date of the financial statements). This disclosure was made due to the small amount of current assets available as of December 31, 2004 and the possible inability to meet upcoming obligations of the company. Management’s plan to mitigate this is to obtain financing to fund the operations of the company until the pending sale of the Martin Parcel is realized. The general partner has good relationships with various financial institutions in the area and believes strongly that, should the need arise, the company will be successful in obtaining the necessary financing. The company currently has no long-term debt and an unencumbered asset with an appraised valued of more than $4 million. However, should the company fail to secure the necessary financing, the general partner has agreed to finance any cash shortfalls.

Based on management’s assertion regarding its ability to obtain outside financing and the general partners commitment and ability to finance any cash shortfalls until the pending sale closes, the auditors did not believe substantial doubt existed regarding the company’s ability to continue as a going concern for a reasonable period of time.

Note (5) Land Held For Investment, page F-9

The original purchase of the Martin Parcel was for 26.7 acres. As part of the zoning requirements in place when the company purchased the land, approximately 4.2 acres of the Martin Parcel was designated as a buffer zone to the surrounding area. This buffer zone prevents any construction to take place on the tracts of land within the designated area. The buffer zone will be a part of any sale(s) of the property. Additionally, 1.6 acres of the Martin Parcel was dedicated to the Town of Cary to be used in the Cary Parkway widening project. As with the buffer zone, the dedication of the 1.6 acres was a zoning requirement in place when the company purchased the land. The amount paid by the company for the purchase was adjusted accordingly. The purchase price, and all subsequent appraisals, was based on 25.1 gross acres.

Since consideration was made for the land used for the buffer zone and highway interchange and the company owns the land within the buffer zone, the acreage described in note 5 of the financial statements is not accounted for separately.

In your request, you make reference to FIN 30, which provides guidance on the accounting for involuntary conversions on non-monetary assets to monetary assets. We do not believe that FIN 30 applies here since there was not an involuntary conversion and no money was received by the company.

I trust that the above responses will assist you in your review of the filing for Carolina Investment Partners, Limited Partnership for the year ended December 31, 2004. However, should you have any additional questions, please feel free to contact me at (919) 781-1700.

Sincerely,

/s/ Alton L. Smith, G.P.
Alton L. Smith, III
General Partner